UNITED STATES
                        SECURITIES AND EXCHANGE COMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):      [ ]    Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
                  [X]    Form 10-Q and Form 10-QSB and [ ] Form N-SAR

                  For Period Ended:    September 28, 2002
                                    --------------------------------------------

                  [ ]    Transition Report on Form 10-K and Form 10-KSB
                  [ ]    Transition Report on Form 20-F Transition Report on
                  [ ]    Form 11-K Transition Report on Form 10-Q and Form
                         10-QSB Transition Report on Form N-SAR


                  For Period Ended:
                                    --------------------------------------------

Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                        Speizman Industries, Inc.
                                         -------------------------------------
Former name (if applicable):
                                         -------------------------------------
Address of principal executive office
(street and number):                        701 Griffith Road
                                         -------------------------------------
City, state, and zip code                   Charlotte, North Carolina  28217
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  [X]    (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X]    (b) The subject annual report, semi-annual report, transition report on
Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ]    (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The preparation of the Registrant's quarterly report for its fiscal quarter ended September 28, 2002 was delayed due to the Registrant's inability to obtain from third parties certain information and the temporary inoperability of the Registrant's computer system necessary for the completion of the Registrant's financial reporting. In addition, the Registrant has not yet completed certain analyses necessary to complete the Registrant's quarterly report for its fiscal quarter ended September 28, 2002.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

             Paul R.M. Demmink         (704)                559-5777
             -----------------      -----------         ------------------
                  (Name)            (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          [X]     Yes   [ ]      No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [X]     Yes   [ ]      No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Speizman's net loss for its first quarter ended September 28, 2002 was $127,000, or $0.04 per basic and diluted share, compared to a net loss of $1.4 million or $0.44 per basic and diluted share for the quarter ended September 29, 2001.

         Revenues increased by 38.2% to $16.8 million first quarter 2003 from $12.2 million in first quarter 2002. Revenues for the textile division increased by $1.6 million to $8.5 million in the first quarter from $6.9 million in the 2002 period. Revenues for the laundry division increased from $5.2 million in the first quarter of 2002 to $8.3 million in the first quarter of 2003. The increase in revenues reflects a 94.5% increase in new machinery sales in the laundry division and a 25.9% increase in new machinery sales in the textile division (primarily closed toe machines). The company shipped 200 closed toe machines during the first quarter of 2003 compared to 70 machines in 2002. Shipments of new machines in the first quarter of 2002 were negatively impacted by the events of September 11.

         First quarter gross profit increased from $1.5 million in 2002 to $2.6 million in 2003. As a percentage of revenues, gross profit increased from 12.3% to 15.5%. Gross margin increased in the textile division from 16.0% in 2002 to 18.1% in 2003. The increase is primarily due to a reduction of approximately $203,000 in salaries included in cost of sales. Gross margins increased in the laundry division from 7.5% in 2002 to 12.9% in 2003. This increase reflects a net improvement in gross margin for laundry services of $267,000 over the prior year first quarter. In the first quarter of 2003, the laundry services group had a positive gross margin of $127,000 compared to a negative gross margin of $140,000 in 2002. The improved services gross margin reflects a 10.3% increase in service revenues and 27.2% decrease in service related expenses.

         Selling expenses decreased 33.0% to $1.0 million in first quarter 2003 from $1.5 million in the same period last year. As a percentage of sales, selling expenses decreased from 12.5% in the first quarter of 2002 to 6.0% in 2003. The decrease reflects changes in the textile division's sales compensation plan in the second quarter of fiscal 2002 that reduced the fixed component of the salesmen's compensation.

         General and administrative expenses decreased from $1.6 million (13.1% of sales) in 2002 to $1.4 million (8.2% of sales) in 2003. The reduction reflects management's continued emphasis on cost control, primarily in payroll and travel related expenses. As a percentage of revenues, the reduction also reflects the increase in revenues noted above.


                            Speizman Industries, Inc.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:   November 12, 2002               By:  /s/ Paul R.M. Demmink
                                              -----------------------------
                                         Name:    Paul R.M. Demmink
                                         Title:   Vice President-Finance, CFO,
                                                  Secretary and Treasurer

         Instruction. This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.




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